April 11, 2025

Susan Kreh
Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue , Suite 400
Chicago , Illinois 60611

       Re: Oil-Dri Corporation of America
           Form 10-K for the Fiscal year Ended July 31, 2024
           File No. 001-12622
Dear Susan Kreh:

        We have reviewed your February 24, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
11, 2025 letter.

Form 10-K for the Fiscal year Ended July 31, 2024
Item 2. Properties, page 28

1. We note your response to comment 1. Please provide us with additional information related to the price and quality disclosure requirements found under
Item 1303(b)(3)
       of Regulation S-K.

       Please tell us how you assess the economic viability of the materials designated as mineral reserves. For example, tell us if their is a minimum price considered at each mine that covers mining, hauling, processing, and packaging in order to establish the economic viability of the material mined; or another method that you use to establish the economic viability of your mineral reserves.

       Additionally, please tell us how you distinguish ore from waste at your mining operations. For example, is there a minimum quality threshold, chemical April 11, 2025
Page 2

       specification, or other method that you use to separate ore from waste at each mine.
        Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing